Exhibit 99.1

Spreadtrum Communications, Inc. Announces
First Quarter 2013 Financial Results

SHANGHAI, May 8, 2013 -- Spreadtrum Communications, Inc. (Nasdaq: SPRD; "Spreadtrum" or the "Company"), a leading fabless semiconductor provider in China with advanced technology in 2G, 3G and 4G wireless communications standards, today announced its unaudited financial results for the first quarter ended March 31, 2013.

FIRST QUARTER 2013 FINANCIAL SUMMARY:

–	Total revenue was US$189.0 million, down 6.9% sequentially and up 17.3% year-over-year (y-o-y), exceeding the Company’s previously guided range of US$180 - US$186 million.

–	Gross profit was US$70.5 million, down 6.4% sequentially and up 15.0% y-o-y. Gross margin was 37.3% compared to 37.1% in the prior quarter and 38.0% in 1Q12.

–	Cash flow generated from operations was US$17.4 million, compared with cash flow used in operations of US$3.2 million in the prior quarter and cash flow generated from operations of US$21.0 million in 1Q12.

–	GAAP net income was US$20.3 million, down 18.5% sequentially and down 16.5% y-o-y.

–	GAAP net income per basic and diluted ADS was US$0.42 and US$0.38, respectively, a decrease from US$0.52 and US$0.47, respectively, in the prior quarter and a decrease from US$0.53 and US$0.47, respectively, in 1Q12.

–	Non-GAAP net income was US$26.5 million, down 15.0% sequentially and down 9.6% y-o-y. Non-GAAP net income per diluted ADS was US$0.50, a decrease from US$0.59 in the prior quarter and a decrease from US$0.57 in 1Q12.

FIRST QUARTER 2013 BUSINESS HIGHLIGHTS:

•	Grew sequential shipments for single-core TD-SCDMA/EDGE smartphone chipsets, outperforming the typical first quarter seasonality that occurs in China due to the Lunar New Year holiday;

•	Commercially launched our dual-core TD-SCDMA/EDGE smartphone platform, expanding our addressable market;

•	Achieved volume shipments of the SC6531, our 2.5G baseband chipset with integrated FM and Bluetooth;

•	Began shipping 2.5G basebands in a handset distributed by one of the world’s largest operators.

Commenting on the first quarter 2013 results, Chairman and CEO Dr. Leo Li said, “Demand for our single-core smartphone chipsets was exceptionally strong throughout the quarter. Some of our TD-SCDMA customers’ smartphones are now retailing for 300RMB, which is approximately US$50. These handsets, which are the lowest cost 3G smartphones available in China, are helping to speed the transition from feature phones by improving affordability for the first time smartphone buyer. EDGE smartphone shipments were also very strong, which reflects growing demand for entry-level smartphones in overseas regions as well.

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Exhibit 99.1

“We have now expanded our smartphone portfolio further with the commercial launch of our dual-core smartphone chipset, which combines exceptional graphics performance with one of the lowest cost dual-core platforms in the TD-SCDMA market. Further, we have started sampling our single-core WCDMA/HSPA+ smartphone chipset as well as our quad-core smartphone chipset. These products expand our addressable market and will contribute to further growth in the coming quarters.

“Looking ahead to the second quarter 2013, we expect revenue to be in the range of US$220 million to US$228 million, which is an increase of 16.4% to 20.6%, with a slight improvement in gross margin.”

Further commenting on the financial results, Spreadtrum CFO Shannon Gao added, “In the first quarter, we achieved a modest improvement in gross margin as our smartphone shipments continued to grow sequentially. We expect to see further improvements in product mix as our dual-core and quad-core smartphone shipments begin to ship in volume. Although operating expenses increased as a percentage of revenue in the first quarter due to market seasonality, we expect to see increased operating leverage during the year as our top line grows.”

FIRST QUARTER 2013 FINANCIAL REVIEW:

Revenue

Revenue in 1Q13 totaled US$189.0 million, down 6.9% from US$203.1 million in 4Q12 and up 17.3% from US$161.1 million in 1Q12. In 1Q13, smartphone products accounted for 60% of chipset revenue, and feature phone, modem and other products accounted for 40% of chipset revenue. In 4Q12, smartphone products accounted for 54% of chipset revenue, and feature phone, modem and other products accounted for 46% of chipset revenue.

Gross Profit and Margin

Gross profit for the quarter was US$70.5 million, down 6.4% from US$75.3 million in 4Q12 and up 15.0% from US$61.3 million in 1Q12. Gross margin for the quarter was 37.3%, up from 37.1% in 4Q12 and down from 38.0% in 1Q12. Non-GAAP gross margin, adjusted to exclude share-based compensation expenses, was 37.4%, up from 37.2% in 4Q12 and down from 38.1% in 1Q12.

Cost of revenue in 1Q13 totaled US$118.5 million, a decrease of 7.3% from the previous quarter and an increase of 18.7% from 1Q12.

Operating Expense and Margin

The Company’s operating margin for the quarter was 11.9%, down from 13.0% in the previous quarter and 16.1% in 1Q12. The sequential decrease in operating margin was primarily due to higher research and development (R&D) expenses as a percentage of revenue. Non-GAAP operating margin, adjusted to exclude share-based compensation expenses was 15.2% in 1Q13, compared to 16.1% in 4Q12 and 19.2% in 1Q12.

Total operating expenses in 1Q13, including R&D expenses and selling, general and administrative (SG&A) expenses, were US$48.0 million, a decrease from US$48.9 million in 4Q12 and an increase from US$35.4 million in 1Q12.

R&D expenses decreased 4.2% sequentially and increased 39.0% year-over-year to US$39.5 million in 1Q13. The sequential decrease in R&D expenses was primarily due to a decrease in new product development engineering expenses and employee compensation expenses, partially offset by a decrease in recognized R&D subsidies. The year-over-year increase in R&D expenses was primarily due to an increase in new product development engineering expenses, amortization expenses and employee compensation expenses.

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Exhibit 99.1

SG&A expenses increased 10.4% sequentially and increased 21.4% year-over-year to US$8.4 million in 1Q13. The sequential and year-over-year increase in SG&A expenses was primarily due to increases in legal expenses and employee compensation expenses including share-based compensation.

Non-Operating Income

In 1Q13, the Company recorded interest income of US$1.2 million, down from US$1.3 million in the previous quarter and US$2.2 million in 1Q12. Interest expense in 1Q13 was US$0.9 million, down from US$1.0 million in the previous quarter and from US$1.4 million in 1Q12. Other income (net) in 1Q13 was a loss of US$0.3 million, compared to a gain of US$16 thousand in 4Q12 and a gain of US$0.6 million in 1Q12. Other income (net) mainly represented net foreign exchange gains and losses.

Net Income

The Company’s net income totaled US$20.3 million in 1Q13, compared to US$24.9 million in 4Q12 and US$24.3 million in 1Q12. The sequential decrease in net income was primarily due to the decrease in gross profit. Net margin was 10.7%, down from 12.2% in 4Q12 and from 15.1% in 1Q12. Basic and diluted income per ADS were US$0.42 and US$0.38, respectively, in 1Q13, compared to US$0.52 and US$0.47, respectively, in 4Q12, and US$0.53 and US$0.47, respectively, in 1Q12.

Excluding share-based compensation expenses, the Company’s non-GAAP net income for 1Q13 was US$26.5 million, down from a non-GAAP net income of US$31.2 million in 4Q12 and down from US$29.3 million in 1Q12. Diluted non-GAAP net income per ADS in 1Q13 was US$0.50, compared with US$0.59 per ADS in the prior quarter and US$0.57 per diluted ADS in 1Q12.

Balance Sheet and Cash Flow

As of March 31, 2013, the total balance of cash and cash equivalents and term deposit with maturity dates over 90 days was US$168.4 million, compared to US$165.2 million as of December 31, 2012. The total balance of short-term and long-term restricted cash pledged to banks for short-term and long-term loans was US$91.9 million, compared with $81.7 million as of December 31, 2012. In 1Q13, the Company generated US$17.4 million in cash from operating activities and used US$11.4 million on intangible assets and US$2.1 million on equity investments.

Accounts receivable increased by US$2.1 million from US$50.3 million as of December 31, 2012 to US$52.4 million as of March 31, 2013. Average accounts receivable days, calculated based on quarterly average accounts receivable divided by quarterly revenue and multiplied by number of days in the quarter, increased sequentially from 16 days to 25 days. The increase in average accounts receivable days was mainly due to increased revenue contribution from certain strategic large customers with longer credit terms. Inventory as of March 31, 2013 was US$149.1 million, an increase of US$20.3 million from December 31, 2012. Inventory days, calculated based on quarterly average inventory (excluding deferred cost) divided by quarterly cost of goods sold and multiplied by number of days in the quarter, increased from 90 days in 4Q12 to 107 days in 1Q13. The increase in inventory is to prepare for the significant increase in demand for our smartphone products that is expected in the second quarter. Deferred cost, which consists of products that have shipped to customer where the rights and obligations of ownership have passed to customers but revenue has not yet been recognized due to pending customer acceptance, decreased from US$16.1 million as of December 31, 2012 to US$15.5 million as of March 31, 2013. Total assets as of March 31, 2013 were US$740.4 million, up US$40.2 million from US$700.2 million as of December 31, 2012. The increase in total assets was primarily attributable to increases of US$20.3 million in inventory and US$13.5 million in cash.

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Exhibit 99.1

Current liabilities increased from US$234.0 million as of December 31, 2012 to US$251.4 million as of March 31, 2013, primarily due to increase of US$29.0 million in advances from customers and US$10.0 million in short-term bank loans, offset by a US$23.0 million decrease in accounts payable. Long-term liabilities as of March 31, 2013 were US$82.5 million, compared to US$82.4 million as of December 31, 2012.

BUSINESS OUTLOOK:

Looking ahead, Spreadtrum expects revenue for the second quarter of 2013 to be in the range of US$220 million – US$228 million, with a slight improvement in gross margin relative to the first quarter 2013.

WEBCAST OF CONFERENCE CALL:

The Company’s senior management will host a conference call at 9:00 pm (U.S Eastern) / 6:00 pm (U.S Pacific) on Wednesday, May 8, 2013, which is 9:00 am on Thursday, May 9, 2013 in Hong Kong to discuss the financial results and recent business activities. The conference call may be accessed by calling:

Toll
▶ United States/International ▶ United Kingdom	+1 718 354 1231 +44 20 3059 8139
▶ Hong Kong	+852 2475 0994
▶ Singapore ▶ China	+65 672 39381 +86 4006208038 or +86 8008190121
Participant Passcode	"SPRD" or "Spreadtrum"

A telephone replay will be available shortly after the call until May 16, 2013 at (US Toll / International) +1 646 254 3697 or (Hong Kong) +852 3051 2780, passcode: 44497516.

A live webcast of the conference call and replay, along with an accompanying quarterly results presentation, will be available in the investor relations section of the Company’s website.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES:

In addition to disclosing financial results prepared in accordance with US GAAP, the Company's earnings release contains non-GAAP financial measures that exclude the effects of share-based compensation and other non-recurring items. The non-GAAP financial measures used by management and disclosed by the Company exclude the income statement effects of all forms of share-based compensation.

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Exhibit 99.1

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with US GAAP. The financial results reported in accordance with US GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

The Company provides the presentation of non-GAAP gross margin, non- GAAP operating margin, non-GAAP net income, and non-GAAP diluted earnings per ADS, all excluding share-based compensation expenses. The Company believes that these non-GAAP financial measures provide important supplemental information to management and investors regarding financial and business trends relating to the Company's financial condition and results of operations. The non-GAAP diluted earnings per ADS are calculated by dividing non-GAAP net income by the US GAAP weighted average diluted shares outstanding.

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Exhibit 99.1

Spreadtrum Communications, Inc.

Condensed Consolidated Income Statements

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Three months ended
	March 31	December 31	March 31	change from
	2012	2012	2013	4Q12	1Q12

Revenue	161,114	203,129	189,019	-6.9%	17.3%
Cost of revenue	99,821	127,805	118,515	-7.3%	18.7%

Gross profit	61,293	75,324	70,504	-6.4%	15.0%

Operating expenses
Research & development	28,422	41,235	39,508	-4.2%	39.0%
Selling, general and administrative	6,960	7,651	8,446	10.4%	21.4%
Total operating expenses	35,382	48,886	47,954	-1.9%	35.5%

Operating income	25,911	26,438	22,550	-14.7%	-13.0%

Non-operating income (expense)
Interest income	2,230	1,270	1,154	-9.1%	-48.3%
Interest expense	(1,404)	(980)	(930)	-5.1%	-33.8%
Other income(expense), net	636	16	(286)	-1,887.5%	-145.0%
Total non-operating income (loss)	1,462	306	(62)	-120.3%	-104.2%
Income before income tax and equity in loss of affiliates	27,373	26,744	22,488	-15.9%	-17.8%

Income tax expense	(3,367)	(1,619)	(1,799)	11.1%	-46.6%
Equity in loss of affiliates, net of taxes	(55)	(372)	(434)	16.7%	689.1%

Net income	23,951	24,753	20,255	-18.2%	-15.4%

Net loss attributable to non-controlling interest	305	114	-	-	-
Net income attributable to Spreadtrum Communications, Inc.	24,256	24,867	20,255	-18.5%	-16.5%
Income per ADS, basic	0.53	0.52	0.42
Income per ADS, diluted	0.47	0.47	0.38

Margin analysis:
Gross margin	38.0%	37.1%	37.3%
Operating margin	16.1%	13.0%	11.9%
Net margin	15.1%	12.2%	10.7%

Weighted average ADS equivalent: [1]
Basic	45,945,184	47,572,178	48,446,586
Diluted	51,108,873	52,682,347	52,948,094
ADS equivalent outstanding at end of period	46,028,101	47,805,783	48,753,586

[1] Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents three ordinary shares.

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Exhibit 99.1

Spreadtrum Communications, Inc.

Condensed Consolidated Balance Sheets

(in thousands of US dollars)

(unaudited)

	As of
	March 31,	December 31,	March 31,
	2012	2012	2013
ASSETS
Current assets
Cash and cash equivalents	192,308	132,156	134,834
Restricted cash	70,047	17,969	28,019
Short-term deposit	40,825	32,995	33,596
Accounts receivable, net	7,270	50,313	52,427
Inventories	62,907	128,758	149,081
Deferred cost	55,830	16,112	15,545
Deferred tax assets	2,917	2,450	2,456
Prepaid expenses and other current assets	19,114	27,671	30,234
Total current assets	451,218	408,424	446,192

Property and equipment, net	46,009	51,339	49,468
Acquired intangible assets, net	59,929	73,089	74,619
Equity investment	23,934	52,813	55,645
Deferred tax assets	820	771	771
Goodwill	36,208	38,908	38,908
Long-term restricted cash	-	63,759	63,882
Indemnification assets	5,567	5,567	5,567
Other long-term assets	4,560	5,485	5,346
Total assets	628,245	700,155	740,398

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term loans and current portion of a long-term loan	111,740	14,090	24,078
Accounts payable	57,817	132,684	109,724
Advances from customers	63,047	20,472	49,425
Income tax payable	21,610	13,226	12,738
Accrued expenses and other current liabilities	55,073	53,489	55,478
Total current liabilities	309,287	233,961	251,443
Long-term loan	-	70,000	70,000
Other long-term obligations	5,048	5,223	5,280
Long-term tax liabilities	5,567	5,567	5,567
Deferred tax liabilities	1,612	1,612	1,612
Total long term liabilities	12,227	82,402	82,459
Total liabilities	321,514	316,363	333,902

Non-controlling shareholder interest	1,760	396	396
Shareholders' equity	304,971	383,396	406,100
Total liabilities and shareholders' equity	628,245	700,155	740,398

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Exhibit 99.1

Spreadtrum Communications, Inc.

Reconciliation of GAAP to Non-GAAP Results

(in thousands of US dollars, except per share data and percentages)

(unaudited)

	Three Months ended
	March 31,	December 31,	March 31,
	2012	2012	2013

Cost of revenue	99,821	127,805	118,515
Adjustment for share-based compensation	(158)	(149)	(174)
Cost of revenue (non-GAAP)	99,663	127,656	118,341
Operating income	25,911	26,438	22,550
Adjustment for share-based compensation within: Cost of revenue	158	149	174
Research and development	3,519	4,607	4,243
Selling, general, and administrative	1,345	1,539	1,808
Operating income (non-GAAP)	30,933	32,733	28,775
Net income	24,256	24,867	20,255
Adjustment for share-based compensation within: Cost of revenue	158	149	174
Research and development	3,519	4,607	4,243
Selling, general, and administrative	1,345	1,539	1,808
Net income (non-GAAP)*	29,278	31,162	26,480
Net income per ADS, diluted	0.47	0.47	0.38
Adjustment for share-based compensation	0.10	0.12	0.12
Net income per ADS, diluted (non-GAAP)*	0.57	0.59	0.50
Gross margin	38.0%	37.1%	37.3%
Adjustment for share-based compensation	0.1%	0.1%	0.1%
Gross margin (non-GAAP)	38.1%	37.2%	37.4%
Operating margin	16.1%	13.0%	11.9%
Adjustment for share-based compensation	3.1%	3.1%	3.3%
Operating margin (non-GAAP)*	19.2%	16.1%	15.2%
Net margin	15.1%	12.2%	10.7%
Adjustment for share-based compensation	3.1%	3.1%	3.3%
Net margin (non-GAAP)*	18.2%	15.3%	14.0%
Operating expenses	35,382	48,886	47,954
Adjustment for share-based compensation:
Research and development	(3,519)	(4,607)	(4,243)
Selling, general and administrative	(1,345)	(1,539)	(1,808)
Operating expenses (non-GAAP)	30,518	42,740	41,903

* There is no tax effect resulting from these adjustment items.

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Exhibit 99.1

ABOUT SPREADTRUM COMMUNICATIONS, INC.

Spreadtrum Communications, Inc. (NASDAQ:SPRD; "Spreadtrum") is a fabless semiconductor company that develops mobile chipset platforms for smartphones, feature phones and other consumer electronics products, supporting 2G, 3G and 4G wireless communications standards. Spreadtrum’s solutions combine its highly integrated, power-efficient chipsets with customizable software and reference designs in a complete turnkey platform, enabling customers to achieve faster design cycles with a lower development cost. Spreadtrum's customers include global and China-based manufacturers developing mobile products for consumers in China and emerging markets around the world. For more information, visit www.spreadtrum.com.

SAFE HARBOR STATEMENT:

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the transition from feature phones to smartphones in China; growing demand for entry-level smartphones in overseas regions; the Company’s expectations with respect to its dual-core smartphone chipset, single-core WCDMA/HSPA+ smartphone chipset and quad-core smartphone chipset being contributing to further growth in the coming quarters; the Company's expectations with respect to revenue in the second quarter of 2013 being in the range of US$220 million - US$228 million with a slight improvement in gross margin relative to the first quarter 2013; the Company’s expectations with respect to further improvements in product mix as its dual-core and quad-core smartphone shipments begin to ship in volume; and the Company’s expectations with respect to increased operating leverage during the year as its top line grows. The Company uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile phones; the rate at which the market adoption of TD-SCDMA technology will grow; the Company's ability to sustain recent rates of growth and its dominant market share position in TD-SCDMA market; market acceptance of the Company’s smartphone products; the state of and any change in the Company's relationship with its major domestic and international customers and Chinese government agencies; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC") and the annual report on Form 20-F filed on April 26, 2013 especially the section under "Risk Factors" and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.

For further information, please contact:

Investor	Relations
Tel:	+1-650-308-8148
Email:	ir@spreadtrum.com
Web:	http://www.spreadtrum.com

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